EXHIBIT 99.1

NOVADAQ Announces Participation in Upcoming Investor Conferences

TORONTO, Feb. 08, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries, today announced that it plans to participate in two upcoming investor conferences.

Rick Mangat, President and Chief Executive Officer, is scheduled to present at the RBC Capital Markets Global Healthcare Conference in New York, NY on Wednesday, February 22 at 11:00am ET.  A live and archived webcast of the presentation will be available on the Company’s website at: www.novadaq.com under the “Events” tab in the Investors section.

Management will also be participating in BTIG’s Fourth Annual Medical Technology, Life Sciences, and Diagnostics Conference in Snowbird, UT on March 2. Due to the 1x1 only format of the event, no webcast is available.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 225 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com